MARCO COMMUNITY BANCORP, INC.

August 20, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Marco Community Bancorp, Inc. Registration Statement on Form S-1
Filed June 6, 2008
File Number 333-151483

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Marco Community Bancorp, Inc. (“MCBN”) hereby requests the Securities and Exchange Commission’s (“SEC”) consent to withdraw the above-referenced registration statement. Due to market conditions and other factors, MCBN has determined not to proceed with the registration of the offer and sale of its common stock at this time, but may decide to do so in the future. No shares of common stock have been offered or sold pursuant to the registration statement and the registration statement was never declared effective.

MCBN believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, MCBN respectfully requests that the SEC grant its request to withdraw the registration statement.

If you have any questions or comments about the foregoing, please contact Richard Pearlman of Igler & Dougherty, P.A. at (850) 878-2411.

Sincerely,

MARCO COMMUNITY BANCORP, INC.

/s/ Richard Storm, Jr.

Richard Storm, Jr.
Chairman and Chief Executive Officer